

July 13, 2015

<u>Via E-mail</u>
Greg Lemaich
General Counsel
Polar Securities Inc.
401 Bay Street, Suite 1900
P.O. Box 19
Toronto, ON M5H 2Y4, Canada

    Re: Central GoldTrust
             Schedule 13D/A filed by Polar Securities Inc.
             Filed May 5, 2015
             File No. 005-87886

Dear Mr. Lemaich:

We have reviewed the above-referenced filing and have the following comment.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

1. Please supplementally advise us of any contacts, arrangements or agreements (whether oral or in writing) between Polar Securities Inc. (or any affiliates thereof) and Sprott Asset Management LP or Pekin Singer Strauss Asset Management, Inc. (or any of their respective affiliates) with respect to units of Central GoldTrust during the period commencing around Central GoldTrust's 2015 Annual and Special Meeting of Unitholders through the date of your response.

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions